FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of September 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "yes" is marked, indicate below this file number assigned to the registrant in connection with
Rule 12g-3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2002   KERZNER INTERNATIONAL LIMITED

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	September 10, 2002 Kerzner International Announces the Extension of the Exchange Offer for 8-7/8% Senior Subordinated Notes Due 2011



FROM: Kerzner International Limited
              The Bahamas
              Contact: John Allison
              Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER INTERNATIONAL ANNOUNCES THE
EXTENSION OF THE EXCHANGE OFFER FOR
8-7/8% SENIOR SUBORDINATED NOTES DUE 2011

PARADISE ISLAND, The Bahamas, September 10, 2002 – Kerzner International Limited (NYSE: KZL) (the "Company") and its wholly owned subsidiary Kerzner International North America, Inc. ("KINA") announced today an extension of the offer to exchange up to $200 million of their 8-7/8% Senior Subordinated Notes due 2011, which have been registered under the Securities Act of 1933, for a like principal amount at maturity of their issued and outstanding 8-7/8% Senior Subordinated Notes due 2011 (the "Notes").

The Company and KINA have extended the exchange offer related to the Notes so that it will now expire at 5:00 p.m. New York City time on Monday, September 16, 2002.

Copies of the exchange offer documents can be obtained by contacting The Bank of New York, the Exchange Agent for the exchange offer, at 212.815.5076, Attention: Bernard Arsenec. Questions concerning the exchange offer may also be directed to The Bank of New York at the above number.

This press release is not an offer to exchange the Notes, which may be made only pursuant to the terms of the Letter of Transmittal. The exchange offer is being made solely by the Letter of Transmittal dated August 12, 2002, and related documents (as may be amended from time to time), and those documents should be consulted for additional information regarding delivery procedures and the conditions of the exchange offer.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique

destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates eight luxury resorts in The Bahamas, Mauritius, Dubai, and the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

Certain statements and information included in this release constitute "forward looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Companies to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the companies' SEC filings.

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